SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2009

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 ALEXANDER YANAI STREET PETACH-TIKVA, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                       FORM 20-F [X]   FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             YES [_]   NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- __________


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                         Internet Gold-Golden Lines Ltd.

                                EXPLANATORY NOTE

The following exhibit is attached:

99.1 Press release re Internet Gold - Golden Lines Ltd. Announces That its 75.3% owned Subsidiary, 012 Smile.Communications Ltd., Will Sell its Current Telecom Business to Ampal for NIS 1.2 Billion dated November 16, 2009.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)

                                                 By /s/ Eli Holtzman
                                                 -------------------
                                                 Eli Holtzman
                                                 Chief Executive Officer

Date: November 16, 2009


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                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

99.1 Press release re Internet Gold - Golden Lines Ltd. Announces That its 75.3% owned Subsidiary, 012 Smile.Communications Ltd., Will Sell its Current Telecom Business to Ampal for NIS 1.2 Billion dated November 16, 2009.